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                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*




                            Tarpon Industries, Inc.
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                                (Name of Issuer)

                          Common Stock, No Par Value
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                         (Title of Class of Securities)

                                   876223108
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                                 (CUSIP Number)

                                December 7, 2007
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             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
     Schedule is filed:

                   Rule 13d-l(b)

                   Rule 13d-l(c)

                   Rule 13d-l(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876223108

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     1.   Names of Reporting Persons. John Landy
          I.R.S. Identification Nos. of above persons (entities only).

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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)

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     3.   SEC Use Only

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     4.   Citizenship or Place of Organization United States

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Number of         5. Sole Voting Power                   350,872
Shares Bene-      -------------------------------------------------------------
ficially by       6. Shared Voting Power                0
Owned by Each     -------------------------------------------------------------
Reporting         7. Sole Dispositive Power             350,872
Person With:      -------------------------------------------------------------

                  8.  Shared Dispositive Power         0

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     9.   Aggregate Amount Beneficially Owned by Each Reporting Person 350,872*

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

     11.  Percent of Class Represented by Amount in Row (9) 7.0%

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     12.  Type of Reporting Person (See Instructions) IN


* Includes (a) 20,000 shares held by K&K Realty Associates LLC, a limited liability company in which the Reporting Person is the sole member; (b) warrants to purchase 22,936 shares held by K&K Realty Associates LLC; and (c) 75,000 shares held by Reporting Person's IRA account.

Item 1.

     (a)  Name of Issuer          Tarpon Industries, Inc.

     (b)  Address of Issuer's  Principal Executive Offices   2420 Wills  Street,
          Marysville, Michigan 48040

Item 2.

     (a)  Name of Person Filing    John Landy

     (b)  Address of Principal Business Office or, if none, Residence

          653 Middle Neck Rd.
          Great Neck, New York 11023

     (c)  Citizenship              United States

     (d)  Title of Class of Securities   Common Stock, no par value

     (e)  CUSIP Number  876223108

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).
     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
     (e)  [ ]   An   investment    adviser   in   accordance    with   Section
          240.13d-1(b)(1)(ii)(E);
     (f)  [ ] An employee  benefit plan or  endowment  fund in  accordance  with
          Section 240.13d-1(b)(1)(ii)(F);
     (g)  [ ] A parent  holding  company or control  person in  accordance  with
          Section 240.13d-1(b)(l)(ii)(G);
     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 350,872

     (b)  Percent of class: 7.0%

     (c)  Number of shares as to which the person has:
          (i)  Sole power to vote or to direct the vote                 350,872
          (ii) Shared power to vote or to direct the vote               0
          (iii) Sole power to dispose or to direct the disposition of   350,872
          (iv) Shared power to dispose or to direct the disposition of  0

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            January 30, 2007
                                        ------------------------
                                               Date

                                        /s/John Landy
                                        ------------------------
                                        John Landy